Mail Stop 3561

October 9, 2007

Via Fax & U.S. Mail

Ms. Patricia Graham
Chief Accounting Officer
PO Box 23009
Tucson, Arizona 85706

       Re: Global Aircraft Solutions, Inc.
              Form 10-K for the year ended December 31, 2006
              Filed April 23, 2007
              File No. 000-28575

Dear Ms. Graham:

We have reviewed your response letter dated September 11, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Management's Discussion & Analysis
– Results of Operations
– 2005-2006

1. We note from your response to our prior comment 5 that you will expand MD&A in future filings to discuss and analyze net sales and cost of sales separately for each segment. However, we do not believe your response addresses our prior comment. As previously requested, please confirm that in future filings, you will quantify and discuss each significant cost component that contributed to the increase in SG&A expenses.

Item9A. Controls and Procedures, page 31

2. We note from your response to our prior comment 9 that management and internal auditors determined that the disclosure controls were not effective at the end of the period due to the ineffective accounting at the Company's joint venture partner, Jetglobal. However, your response is not consistent with your disclosure in Item 9A of the Form 10-K that the Chief Executive/Chief Financial Officer determined that disclosure controls and procedures were effective as of the end of the period covered by the report. Please ensure that future filings appropriately disclose the conclusions of management regarding the effectiveness of disclosure controls.

Audited Financial Statements

Consolidated Balance Sheets

3. We note from your response to our prior comment 10 that $1,957,692 of the due from equity investee partner balance at December 31, 2006 and 2005 relates to the sale of four aircraft, and $688,722 of the amount relates to Aircraft 328 to BCI under partnership agreement. In light of the fact that these receivables remained outstanding as of December 31, 2006, please explain to us why you believe it was appropriate to reclassify these amounts to current receivables for both years ended December 31, 2006 and 2005. Also, as previously requested, please explain to us why you believe the amounts recorded as "due from equity investee partner" are recoverable as of December 31, 2006. Additionally, please explain to us the nature of the $(1,377,444) amount included in the rollforward of activity in "equity in net assets of and advances to affiliates" as of December 31, 2005 that is described as "Aircraft 328 and 382 to joint venture partners, by agreement."

Consolidated Statements of Cash Flows

4. We note from your response to our prior comment 12 that you have included a table showing the nature and amounts of share based payments. However, we do not believe that the table adequately responds to our prior comment because it does not clearly reconcile the share issuances and expense amounts with the disclosures in Note 9. For example, the table indicates that 1,200,000 shares were issued for third party services and an expense was recorded in each year, however it is not clear from either the table, or the disclosures in Note 9, if all the shares were issued at once or if this represents several transactions. Please provide us a reconciliation that includes the date and type of issuance of each transaction, along with the total fair value of the transaction and the expense that was recognized for each year 2004-2006. If there are any expense amounts or share issuances included in the table that are not discussed in Note 9, disclosure of the nature and terms of the transaction should be included in both your response and in Note 9 in future filings.   Additionally, please explain to us why the price or value of shares granted for third party services is significantly lower than the price or value assigned to shares for other issuances in the three year period ended December 31, 2006.

Note 3. Summary of Significant Accounting Policies

- Inventory

5. We note from your response to our prior comment 13 that inventory items previously classified as non-current consisted of items that were held for over one year. However, we do not believe that your response adequately addresses our prior comment. As previously requested, please explain to us the <u>nature</u> of the inventory items that were previously classified as non-current that have been reclassified as current inventory during 2006. As part of your response, please explain to us why you believe it was appropriate to reclassify these items to current inventory in 2006.

- Revenue and Cost Recognition

6. We note from your response to our prior comment 14 that all parts are forwarded FOB shipping so that title passes at time of shipping and the Company has no further contractual or legal obligation to the customer upon shipping. Please include this policy in your revenue recognition disclosure in future filings.

Note 5. Equity in Net Assets and Advances to Affiliates
Note 11. Related Party Transactions

7. We note from your response to our prior comment 17 that BCI paid the company in cash. However, it appears from your response to our prior comment 10 that the $1,957,692 consideration for these aircraft is included in the "due from equity investee partner" account. In light of the fact that it appears the consideration for this transaction has not been received by the Company in connection with this settlement arrangement, it may not be appropriate to recognize a gain on this transaction. Citing relevant authoritative literature, please explain in detail why you believe recognition of a gain in connection with this transaction was appropriate. Also, if cash of $1,957,692 was received in this transaction, please indicate when it was received by the Company. We may have further comment upon receipt of your response.

Note 9. Shareholders' Equity

8. We note from your response to our prior comment 20 that for each transaction which you issued shares of common stock, you determined and measured fair value at the trading price of the stock on the date of the transaction. However, we do not believe that your response adequately responds to our prior comment. As previously requested, for each of the non-cash stock transactions, please tell us, and disclose in the notes to the financial statements in future filings, the amount of expense, if any, that was recorded for the transaction, and explain to us how that expense was calculated or determined.

Form 10-Q for the quarter ended March 31, 2007

Consolidated Statements of Operations

9. We note from your response to our prior comment 25 that you have reclassified the discount amounts to appropriately reflect them as reductions to revenue in the Form 10-Q for the second quarter 2007. As previously requested, please tell us if these discounts occurred in prior periods such the years ended December 31, 2006 and 2005 and if so, tell us the total amounts of discounts recognized each period and how the discounts were accounted for in those periods.

Form 10-Q for the quarter ended June 30, 2007

Balance Sheet

10. We note your presentation of deferred compensation as a component of stockholders' equity as of June 30, 2007. Please note that SFAS No. 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided. See paragraph 74 of SFAS No. 123R and SAB 107. Please revise future filings.

Note 5. Equity in Net Assets and Advances to Affiliates

11. We note the disclosure indicating that during the quarter ended June 30, 2007, management transferred its ownership interest in Jetglobal, LLC to the other partner, BCI Aircraft Leasing, in consideration for aircraft inventory and a trailing interest in certain claims of Jetglobal against third parties. We also note that the final agreement calls for a transfer of six aircraft with a total value of $8,650,000 and a trailing interest of 18% in the Delta Airlines bankruptcy claim with an estimated value of $2,118,461. We further note that in connection with this transaction, the Company recorded a gain of $27,210 during the second quarter of 2007. With regards to this transaction, please address the following matters:

   • Please tell us and explain in the notes to your financial statements in future filings how you determined the $8,650,000 value assigned to the six aircraft to be received by the Company in connection with this transaction.

   • Please tell us and explain in the notes to your financial statements in future filings how you determined the estimated value of the trailing interest of 18% in the Delta Airlines bankruptcy claim with an estimated value of $2,118,461. As part of your response and your revised disclosure, please indicate the nature and amount of the consideration that will be received by Jetglobal LLC as a result of the Delta Airlines bankruptcy proceedings and explain how you determined the fair value of the 18% interest that the Company expects to receive.

   • Explain in detail how the Company calculated or determined the $27,210 gain that was recognized during the second quarter of 2007.

   We may have further comment upon receipt of your response.

Other

12. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief